Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended Filer: Wisconsin Energy Corporation Filer's Commission File No.: 001-09057 Subject Company: Integrys Energy Group, Inc. Commission File No.: 1-11337 Date: July 7, 2014 The following is to be used by Wisconsin Energy in connection with meetings with public officials.

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The combination of Wisconsin Energy and Integrys brings together two strong and well-regarded utility operators with complementary geographic footprints to create a larger, more diverse Midwest electric and natural gas delivery company with the operational expertise, scale and financial resources to meet the region’s future energy needs. The combined entity is projected to serve more than 4.3 million total gas and electric customers across Illinois, Wisconsin, Michigan and Minnesota, and operate nearly 71,000 miles of electric distribution lines and more than 44,000 miles of gas transmission and distribution lines. The combination brings together Wisconsin Energy’s top-performing electric and gas utility – We Energies – and Integrys’ strong electric and gas utilities – Wisconsin Public Service, Peoples Gas, North Shore Gas, Minnesota Energy Resources and Michigan Gas Utilities. The transaction is subject to approvals from the shareholders of both companies, Illinois Commerce Commission, Public Service Commission of Wisconsin, Michigan Public Service Commission, Minnesota Public Utilities Commission, the Federal Energy Regulatory Commission, and the Federal Communications Commission. The transaction also is subject to the notification and clearance and reporting requirements under the Hart-Scott-Rodino Act and other customary closing conditions. The companies anticipate closing in the summer of 2015. Wisconsin Energy Corporation Key Highlights • Principal utility is We Energies • 1.1 million natural gas customers in Wisconsin • 1.1 million electric customers in Wisconsin and Michigan’s Upper Peninsula • More than 20,000 miles of natural gas distribution main • Primary focus is safe, reliable and efficient operations and service to our customers • Honored to be named twice as the most reliable utility in America • Named the most reliable utility in the Midwest – nine times in the past 12 years • Achieved the best safety performance in the state – for multiple years Integrys Gas and Electric Service Territory Wisconsin Energy Gas and Electric Service Territory

Delivering the Future Operationally, our goal is to maintain our status as one of the nation’s most reliable utilities by focusing on the building blocks of our delivery business. The gas distribution system no longer contains cast iron or bare steel main. Since 2008, we have spent $470 million replacing: • 900 miles of vintage plastic and steel gas mains • 68,000 individual gas distribution lines • 150,000 meter sets Going forward, our capital budget calls for investing $600 million over the period 2014 through 2018 to replace: • 1,100 miles of vintage plastic and steel gas mains • 83,000 individual gas distribution lines • 233,000 meter sets We also plan to begin construction next year on an 85-mile natural gas line that will meet growing customer demand, increase reliability and expand our delivery network in western Wisconsin. The projected cost is $150 million to $170 million. On the electric side, we plan to rebuild 2,000 miles of electric distribution lines that are more than 50 years old and replace 18,500 power poles, 20,000 transformers and hundreds of substation components. Natural gas safety Our compliance programs have received successful audits by both the Wisconsin and Michigan commissions. Our programs and efforts include: • Integrity Management Program – focuses on gas transmission piping • Distribution Integrity Management Program – focuses on gas distribution piping • Control Room Management – focuses on monitoring and operating gas distribution system • Coordinated gas safety communications program • Monitoring and evaluating developing regulation, industry notification and operating best practices Charitable and philanthropic giving The We Energies Foundation supports initiatives promoting education, economic health, arts and culture, and environment. • In 2013, more than $7.2 million was provided to more than 800 qualifying organizations • Over the past five years, more than $35 million has been granted Ethics and Compliance program The Ethics and Compliance Program identifies risks and oversees corrective actions. The program also informs employees about current requirements, helps employees identify and report ethical and compliance issues and provides multiple confidential resources to report potential or actual concerns without fear of retaliation. Tone at the top • Code of Business Conduct • Audit and Oversight Committee of the Board of Directors oversees program • Corporate Compliance Officer – senior level management • Risk Steering Committee • Leadership promotes a values-based culture Demonstrated commitment • Risk assessment • Written corporate policies and processes • EthicsLine • Biennial Business Climate Survey • Compliance training from day one, with annual attestation of compliance with the Code of Conduct and core corporate policies • Named one of the 100 Best Corporate Citizens for seven consecutive years by Corporate Responsibility magazine • Named one of the 100 Most Ethical Companies by Ethisphere magazine (2008-2010) • Better Business Bureau Torch Award for Business Ethics and Integrity runner-up (2010)

Cautionary Statements Regarding Forward-Looking Information This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/ or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. Additional Information and Where to Find It The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/ prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.